2828 North Harwood Street, 15th Floor

Dallas, Texas 75201

November 23, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn:     Cecilia Blye and Pradip Bhaumik, Office of Global Security Risk

Re:	MoneyGram International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 2, 2016
File No. 1-31950

Dear Ms. Blye:

Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated October 27, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.

1.	Comment. It appears from your letter to us dated June 5, 2013 that you contemplated operations or relationships in Sudan and Syria. You state on page 17 that you conduct money transfer transactions through agents in certain regions that are subject to OFAC sanctions. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. You do not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding any past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through direct or indirect arrangements. You should describe any services and funds you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response. Since the Company’s letter to the Commission dated June 5, 2013 (the “2013 Response Letter”), the Company has not established, and does not have, operations or agent locations in Sudan or Syria. Also, since the 2013 Response Letter, the Company has not been in contact with potential agents or government officials in

Sudan or Syria and has not entered into any agreements or arrangements related to operating in those countries. At this time, the Company does not anticipate making any such contacts or entering into any such agreements or arrangements.

2.	Comment. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response. During the past three fiscal years and currently, the Company has not had any contacts and is not conducting business in Syria or Sudan; thus, there is nothing to disclose and no material activity, either quantitatively or qualitatively, with respect to Syria or Sudan. From a quantitative perspective, there are no transactions or revenue to report because the Company has no operations or agents located in either country.

* * * * *

We trust this letter is fully responsive to your comments. Please do not hesitate to contact me at (214) 999-7552 if you require additional information.

Sincerely,

/s/ F. Aaron Henry

F. Aaron Henry

General Counsel and Secretary

cc:	W. Alexander Holmes, Director and Chief Executive Officer